UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2014

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:	☐	No:	☒
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: November 7, 2014

SIERRA WIRELESS

Q3 2014
United States GAAP

Third Quarter Report
For the three and nine months ended September 30

Report to Shareholders

In the third quarter of 2014, we reported record quarterly revenue and significantly improved profitability.

Revenue in the third quarter was $143.3 million, representing year-over-year growth of 28%. On an organic basis, excluding the two recent acquisitions of In Motion Technologies and AnyData, revenue increased 19% year-over-year. Non-GAAP earnings from operations increased 249% year-over-year to $8.4 million. Non-GAAP earnings per share were $0.24 in the third quarter compared to non-GAAP earnings per share of $0.11 one year ago. The business generated cash flow of $27.7 million during the quarter, resulting in an ending cash balance of $196.1 million on September 30, 2014.

During the third quarter, both of our business segments performed well.

OEM Solutions revenue grew 30% year-over-year to $124.3 million, driven by increasing sales of our 3G and 4G embedded modules. We experienced strong revenue contribution from key market segments including Automotive, Transportation, Energy, Sales & Payment and Mobile Computing. Design wins during the quarter were broadly based, coming from different regions and various market segments. The strength of our product position continues to be a key factor in our design win success. Our leadership position in 3G and 4G is proving beneficial as the market continues to migrate from 2G technologies. Our recently launched HL Series of embedded modules is gaining traction in the market and has enabled us to capture design win market share. Additionally, our next generation smart module product line based on our Legato embedded software platform has also been a key driver of new design wins. The combination of high powered, multi-core hardware platforms, together with our Legato embedded software platform, is proving to be attractive to OEMs as a way to lower development costs and accelerate time to market.

The Enterprise Solutions business grew 15% year-over-year to $19.0 million, driven by a strong contribution from the recently acquired In Motion Technologies. In the third quarter, the Public Safety, Utility and Transit markets were strong contributors to Enterprise Solutions revenue and new customer wins. During the quarter, we announced a unique bundled solution called AirLink Enterprise Connect for distributed enterprise locations in the UK, France and Germany. The AirLink Enterprise Connect solution features our ES440 gateway pre-integrated with 4G LTE service and AirVantage Management Services to provide IT managers with a complete managed business continuity solution.

In summary, we were very pleased with our third quarter results. We delivered strong revenue growth, record quarterly revenue, and record quarterly shipments. Our business continued to demonstrate strong operating leverage as profitability improved at a faster rate than our revenue growth. As we look forward, we continue to believe in the long term growth prospects of the M2M market, and we remain focused on delivering profitable growth. We also plan to put our strong balance sheet to work in acquiring additional machine-to-machine (M2M) companies that can help us accelerate growth and enhance our market position. We believe this combination of profitable organic growth and smart acquisitions represents a path to continued shareholder value creation.

Jason W. Cohenour
President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements
Certain statements in this letter constitute forward-looking statements or forward-looking information and, in this regard, you should read carefully the "Cautionary Note Regarding Forward-Looking Statements" in the attached Management's Discussion & Analysis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three and nine months ended September 30, 2014, and up to and including November 6, 2014. This MD&A should be read together with our unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2014 and September 30, 2013, respectively, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2013 (collectively, “the consolidated financial statements”). The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP financial measures provide useful information to investors regarding the Company’s results of operations as they provide additional measures of its performance and assist in comparisons from one period to another.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.

In this MD&A, unless the context otherwise requires, references to the "Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.

Additional information about the Company, including our most recent consolidated financial statements and Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements
Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including our business outlook for the short and longer term and statements regarding our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and longer term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws. Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, "will", “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

▪	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

▪	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

▪	Expected cost of goods sold;

▪	Expected component supply constraints;

▪	Our ability to “win” new business;

▪	Expected deployment of next generation networks by wireless network operators;

▪	Our operations will not be adversely disrupted by component shortages or other development, operating or regulatory risks; and

▪	Expected tax rates and foreign exchange rates;

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including, without limitation, the following factors and others which are discussed in greater detail under “Risks and Uncertainties” and in our other regulatory filings with the U.S. Securities and Exchange Commission (the “SEC”) in the United States and the provincial securities commissions in Canada:

▪
Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

▪	The cost of products sold may be higher than planned or necessary component supplies may not be available, may be delayed or may not be available on commercially reasonable terms;

▪	We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

▪	The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed;

▪	Transition periods associated with the migration to new technologies may be longer than we expect;

▪	Unanticipated costs associated with litigation or settlements associated with intellectual property matters; and

▪	Higher than anticipated costs; disruption of, and demands on, our ongoing business; and diversion of management's time and attention in connection with acquisitions or divestitures.

Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

OVERVIEW
Business Overview
Sierra Wireless is the global leader in machine-to-machine ("M2M") devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry's most comprehensive portfolio of 2G, 3G, and 4G LTE embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including original equipment manufacturers ("OEMs"), enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster.
We operate the Company under two reportable segments: OEM Solutions and Enterprise Solutions. Our OEM Solutions segment includes embedded wireless modules, software and tools for OEM customers to integrate wireless connectivity into products and solutions across a broad range of industries, including automotive, networking, energy, security, sales and payment, industrial control and monitoring, fleet management, field service, healthcare, and consumer electronics, including leading PC and tablet manufacturers. Within our OEM Solutions segment, the AirPrime® Embedded Wireless Modules product portfolio spans 2G, 3G, and 4G LTE technologies and includes robust remote device management capability, as well as support for on-board embedded applications using the OpenAT® Application Framework and our newly developed Linux based Legato Application Framework.
Our Enterprise Solutions segment includes intelligent gateways, modems and tools for enterprise customers, including a cloud-based platform for building, deploying and managing M2M applications. These products enable enterprise customers to get their M2M applications up and running quickly. Within our Enterprise Solutions segment, the AirLink® product portfolio includes 2G, 3G and 4G LTE gateways. AirLink devices are intelligent wireless gateways that provide plug-and-play mission-critical connectivity. They are designed for use where reliability and security are essential, and are sold to public safety, transportation, field service, energy, industrial, retail and financial enterprises around the world. AirLink gateways can be easily configured for the customer's application, and also support on-board embedded applications using the ALEOS Application Framework.

We completed the acquisition of all the shares of In Motion Technology Inc. ("In Motion") on March 3, 2014 for cash consideration of $26.1 million. In Motion is a leader in mobile enterprise solutions, providing rugged in-vehicle mobile routers that are integrated with an advanced mobile-optimized security system and a powerful management and application platform. In Motion's solutions are used by public safety, transit and utility fleets across the United States and Canada. This acquisition strengthens our leadership position in M2M and broadens our product portfolio focused on enterprise solutions. The In Motion business has been fully integrated into the operations of our Enterprise Solutions segment.
Also included in our Enterprise Solutions segment is our AirVantage® M2M Cloud service which provides a secure, scalable infrastructure for M2M applications. The AirVantage Enterprise Platform can be used to collect and store machine data, and process and schedule events from any number of devices, across any network operator around the world. M2M solution developers can use the latest cloud application programming interface standards to quickly integrate machine data with their own enterprise applications and back-end systems. The AirVantage Management Service can be used to centrally deploy and monitor M2M devices, including configuring device settings, delivering firmware and embedded application updates over the air, and administering airtime subscriptions across global networks.

Third Quarter Overview
Our revenue of $143.3 million in the third quarter of 2014 represents an increase of 6.1% compared to the second quarter of 2014, and an increase of 27.6% compared to the third quarter of 2013. Revenue from our OEM Solutions product line increased 6.6% compared to the second quarter of 2014 and was up 29.7% year-over-year, with increasing sales of 4G modules and strong contributions from Automotive, Transportation, Sales and Payment, Energy, and Mobile Computing customers. Revenue from our Enterprise Solutions product line increased 2.8% compared to the second quarter of 2014 and 15.4% compared to the third quarter of 2013, driven by the contribution from In Motion. In the third quarter of 2014, consolidated gross margin was 32.8%, an increase of 0.7% from the second quarter of 2014 reflecting improvements in both the OEM Solutions and Enterprise Solutions segments. Consolidated gross margin decreased year-over-year due to changes in product mix within our OEM Solutions segment, partially offset by lower product costs and improved gross margins in our Enterprise Solutions segment.
Financial highlights for the third quarter of 2014:
GAAP:

•	Revenue was a record $143.3 million, up 6.1% compared to $135.0 million in the second quarter of 2014 and up 27.6% compared to $112.3 million in the third quarter of 2013.

•	Gross margin was 32.8%, compared to 32.1% in the second quarter of 2014 and 33.3% in the third quarter of 2013.

•	Earnings from operations were $2.9 million compared to a loss from operations of $6.3 million in the second quarter of 2014 and a loss from operations of $3.3 million in the third quarter of 2013.

•
Net loss from continuing operations was $2.9 million, or $0.09, per share, primarily driven by an after-tax foreign exchange loss of $8.0 million, compared to a net loss from continuing operations of $8.2 million, or $0.26, per share in the second quarter of 2014 and net earnings of $1.1 million, or $0.03, per share in the third quarter of 2013. The third quarter of 2014 included an $8.0 million foreign exchange loss associated with the translation of certain foreign denominated balances, compared to a $2.6 million foreign exchange gain in the third quarter of 2013.

•
Cash and cash equivalents at the end of the third quarter of 2014 were $196.1 million, an increase of $27.7 million, compared to the end of the second quarter of 2014. Cash generated from operations during the third quarter of 2014 was $28.7 million, including a non-recurring $13.9 million reduction of prepaid inventory advances.

NON-GAAP:

•	Gross margin was 32.9%, compared to 32.2% in the second quarter of 2014 and 33.4% in the third quarter of 2013.

•	Earnings from operations were $8.4 million compared to $3.7 million in the second quarter of 2014 and $2.4 million in the third quarter of 2013.

•	Adjusted EBITDA was $11.8 million, compared to $6.8 million in the second quarter of 2014 and $5.9 million in the third quarter of 2013.

•
Net earnings from continuing operations were $7.7 million, or $0.24, per diluted share, compared to net earnings from continuing operations of $2.6 million, or $0.08, per diluted share, in the second quarter of 2014 and $3.5 million, or $0.11, per diluted share in the third quarter of 2013.

•	See section on "Non-GAAP Financial Measures".

Selected Consolidated Financial information:

(in thousands of U.S. dollars, except where otherwise stated)
	2014			2013
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Statement of Operations data:
Revenue	$143,270	$135,012	$121,163	$441,860	$118,608	$112,262	$109,589	$101,401

Gross Margin
- GAAP	$47,055	$43,321	$38,597	$145,641	$38,443	$37,346	$36,474	$33,378
- Non-GAAP (1)	47,189	43,451	38,757	146,047	38,562	37,463	36,569	33,453

Gross Margin %
- GAAP	32.8%	32.1%	31.9%	33.0%	32.4%	33.3%	33.3%	32.9%
- Non-GAAP (1)	32.9%	32.2%	32.0%	33.1%	32.5%	33.4%	33.4%	33.0%

Earnings (loss) from operations
- GAAP	$2,943	$(6,264)	$(6,672)	$(17,664)	$(3,547)	$(3,301)	$(3,932)	$(6,884)
- Non-GAAP (1)	8,381	3,660	720	5,053	2,593	2,402	1,470	(1,412)

Net earnings (loss) from continuing operations
- GAAP	$(2,904)	$(8,243)	$(4,005)	$(15,550)	$(1,945)	$1,075	$(6,742)	$(7,938)
- Non-GAAP (1)	7,682	2,590	483	6,942	3,122	3,483	1,046	(709)

Net earnings (loss) from discontinued operations
- GAAP	$—	$—	$—	$70,588	$1,078	$(505)	$68,152	$1,863
- Non-GAAP (1)	—	—	—	4,420	25	848	(49)	3,596

Net earnings (loss)
- GAAP	$(2,904)	$(8,243)	$(4,005)	$55,038	$(867)	$570	$61,410	$(6,075)
- Non-GAAP (1)	7,682	2,590	483	11,362	3,147	4,331	997	2,887

Adjusted EBITDA	$11,781	$6,813	$4,085	$18,702	$6,159	$5,870	$4,873	$1,800

Revenue by Segment:
OEM Solutions	$124,329	$116,579	$106,162	$382,016	$101,858	$95,850	$95,076	$89,232
Enterprise Solutions	18,941	18,433	15,001	59,844	16,750	16,412	14,513	12,169
	$143,270	$135,012	$121,163	$441,860	$118,608	$112,262	$109,589	$101,401
Share and per share data:
Basic and diluted net earnings (loss) from continuing operations per share (in dollars)
- GAAP	$(0.09)	$(0.26)	$(0.13)	$(0.50)	$(0.06)	$0.03	$(0.22)	$(0.26)
- Non-GAAP (1)	$0.24	$0.08	$0.02	$0.23	$0.10	$0.11	$0.03	$(0.02)
Basic and diluted net earnings (loss) per share (in dollars)
- GAAP	$(0.09)	$(0.26)	$(0.13)	$1.79	$(0.03)	$0.02	$2.00	$(0.20)
- Non-GAAP (1)	$0.24	$0.08	$0.02	$0.37	$0.10	$0.14	$0.03	$0.09

Common shares (in thousands)
At period-end	31,673	31,511	31,432	31,098	31,098	30,762	30,618	30,791
Weighted average - basic	31,582	31,466	31,235	30,771	30,804	30,688	30,768	30,695
Weighted average - diluted	31,582	31,466	31,235	30,771	30,804	31,176	30,768	30,695

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition amortization, impairment, gain on sale of AirCard business, acquisition and disposition costs, integration costs, restructuring costs, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details.

See discussion under “Consolidated Results of Operations” for factors that have caused period-to-period variations.

Other key business highlights for the third quarter of 2014:

•
We announced that Itron has selected our AirPrime 2G, 3G, and 4G LTE embedded wireless modules for Itron's OpenWay smart grid solutions worldwide. Itron selected Sierra Wireless for its strong relationships with network operators, its 4G LTE leadership and its global support with pre-certified modules.

•
We celebrated a major achievement in our Company's history with the shipment of our 100 millionth connected device. The Company has connected devices operating on more than 80 networks worldwide since developing the worlds first embedded module in 1997.

•
We announced the launch of AirLink Enterprise Connect, a unique bundled solution for retail and branch office locations in the United Kingdom, France, and Germany. AirLink Enterprise Connect comprises an AirLink ES440 Gateway, pre-integrated and provisioned with a subscription that provides access to AirVantage Management Service and a 4G LTE SIM, all bundled into one box.

•
We announced the certification of the AirPrime EM7345 embedded wireless module to operate on the Verizon Wireless 4G LTE network. The AirPrime EM7345, based on an Intel chipset, is designed for integration into notebook computers and tablets, with a standardized M.2 form factor ideal for small, thin devices.

•
We announced that the Regional Transportation District of Denver, Colorado has deployed our InMotion Solutions products to support mobile broadband access for automatic vehicle location and smart card fare payments aboard more than 1,100 buses.

•
We received an award for Smart Grid Communications from the publishers of FierceEnergy and FierceSmartGrid. The energy innovation award was for an integrated solution that includes our AirPrime WP Series Embedded Module, Legato open-sourced embedded application platform and AirVantage M2M Cloud service.

•
Recently, we announced that the Westminster, Colorado Police Department selected our InMotion oMG mobile gateway which enables in-vehicle wired and wireless connectivity for tablets and laptops, providing officers with access to all their applications.

•
Also recently, we announced our collaboration with Octo Telematics to provide connectivity for Octo's innovative usage-based insurance (UBI) solution in Europe. Octo's Super Easy Telematics Box is powered by our AirPrime smart module which has an innovative architecture that integrates cellular wireless connectivity and an application processor into a single device, providing a highly cost optimized solution.

Outlook
In the fourth quarter of 2014, we expect revenue to grow sequentially and on a year-over-year basis, gross margin percentage to improve compared to the third quarter of 2014 and operating expenses to increase slightly compared to the third quarter of 2014. We expect the non-GAAP tax rate in the fourth quarter of 2014 to be similar to the 12% non-GAAP tax rate in the third quarter of 2014.
We believe that the market for wireless M2M solutions has strong long-term growth prospects. We anticipate strong growth in wirelessly connected devices, driven by a number of enablers, such as lower wireless connectivity costs, faster wireless connection speeds, new devices and tools to simplify the development of M2M applications, and increased focus and investment from large ecosystem players. More importantly, we see strong customer demand emerging in many of our target verticals driven by increasing recognition of the value created by deploying M2M solutions, such as new revenue opportunities, improved customer satisfaction and cost efficiencies.
Key factors we expect could affect our results in the near term are:

•	the strength of our competitive position in the market;

•	the timely ramp up of sales of our new products recently launched or currently under development;

•	the level of success our OEM customers achieve with sales of connected solutions to end users;

•	our ability to secure future design wins with both existing and new customers;

•	our ability to develop and deliver products that meet our customer's functionality, quality, price and schedule requirements;

•	wireless technology transitions and the timing of deployment of new networks by wireless operators;

•	the availability of components from key suppliers; and

•	macro-economic conditions in the markets we serve.

We expect that product and price competition from other wireless solutions providers will continue to play a significant role in the M2M market. As a result of these factors, we may experience volatility in our results on a quarter-to-quarter basis. Gross margin percentage may fluctuate from quarter to quarter depending on product, segment and customer mix, competitive selling prices and product costs. See "Cautionary Note Regarding Forward-Looking Statements".

CONSOLIDATED RESULTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)
	Three months ended September 30				Nine months ended September 30
	2014		2013		2014		2013
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenue	143,270	100.0%	112,262	100.0%	399,445	100.0%	323,252	100.0%
Cost of goods sold	96,215	67.2%	74,916	66.7%	270,472	67.7%	216,054	66.8%
Gross margin	47,055	32.8%	37,346	33.3%	128,973	32.3%	107,198	33.2%

Expenses
Sales and marketing	12,633	8.8%	10,452	9.3%	37,794	9.5%	31,489	9.7%
Research and development	19,887	13.9%	17,806	15.9%	59,925	15.0%	54,038	16.7%
Administration	9,006	6.3%	9,297	8.3%	28,019	7.0%	26,323	8.1%
Restructuring	71	—%	14	—%	1,058	0.3%	157	0.1%
Acquisition and integration	356	0.2%	139	0.1%	1,397	0.3%	166	0.1%
Impairment	—	—%	—	—%	3,756	0.9%	—	—%
Amortization	2,159	1.5%	2,939	2.6%	7,017	1.8%	9,142	2.8%
	44,112	30.7%	40,647	36.2%	138,966	34.8%	121,315	37.5%
Earnings (loss) from operations	2,943	2.1%	(3,301)	(2.9)%	(9,993)	(2.5)%	(14,117)	(4.3)%
Foreign exchange gain (loss)	(8,039)		2,563		(8,538)		1,902
Other income (expense)	317		(26)		608		(124)
Loss before income taxes	(4,779)		(764)		(17,923)		(12,339)
Income tax recovery (expense)	1,875		1,839		2,771		(1,266)
Net earnings (loss) from continuing operations	(2,904)		1,075		(15,152)		(13,605)
Net earnings (loss) from discontinued operations	—		(505)		—		69,510
Net earnings (loss)	(2,904)		570		(15,152)		55,905

Net earnings (loss) per share - Basic and diluted (in dollars)
Continuing operations	$(0.09)		$0.03		$(0.48)		$(0.44)
Discontinued operations	—		(0.01)		—		2.26
	$(0.09)		$0.02		$(0.48)		$1.82

Revenue
Revenue increased by $31.0 million, or 27.6%, in the third quarter of 2014 and by $76.2 million, or 23.6%, in the first nine months of 2014 compared to the same periods of 2013. The increase in revenue in both periods was largely driven by growth in OEM Solutions, with particular strength in 3G and 4G sales, including a solid contribution from Automotive, Transportation, Sales and Payment, Energy and Mobile Computing customers. Growth in Enterprise Solutions was driven by sales of the acquired In Motion products.

Our geographic revenue mix for the three and nine months ended September 30, 2014 and 2013 was as follows:

Gross margin
Gross margin was 32.8% in the third quarter and 32.3% in the first nine months of 2014 compared to gross margin of 33.3% and 33.2% in the same periods of 2013, respectively. The year-over-year decrease in gross margin was due to product mix in our OEM Solutions segment partially offset by lower product costs and improved gross margin in our Enterprise Solutions segment. In the third quarter of 2014 and 2013, gross margin included $0.1 million of stock-based compensation expense. For the first nine months of 2014 and 2013, gross margin included stock-based compensation expense and related social taxes of $0.5 million and $0.3 million, respectively.

Sales and marketing
In the third quarter of 2014, sales and marketing expenses increased by $2.2 million, or 20.9%, year-over-year primarily as a result of adding sales and marketing expenses from In Motion. In the first nine months of 2014, sales and marketing expenses increased year-over-year by $6.3 million, or 20.0%, compared to the same period of 2013, primarily due to targeted investments in our go-to-market capability combined with the additional sales and marketing expenses from In Motion beginning in March 2014.

Sales and marketing expenses included stock-based compensation expense of $0.5 million and $0.6 million in the third quarter of 2014 and 2013, respectively. Sales and marketing expenses included stock-based compensation expense and related social taxes of $1.7 million and $1.3 million in the first nine months of 2014 and 2013, respectively.

Research and development
In the third quarter of 2014, research and development (“R&D”) expenses increased by $2.1 million, or 11.7%, year-over-year and by $5.9 million, or 10.9%, in the first nine months of 2014 compared to the same period of 2013. The increase in R&D expenses was primarily related to additional costs associated with the acquired AnyData and In Motion businesses.

R&D expenses included stock-based compensation expense of $0.5 million and $0.3 million in the third quarter of 2014 and 2013, respectively. R&D expenses included stock-based compensation expense and related social taxes of $1.6 million and $1.0 million in the first nine months of 2014 and 2013, respectively. R&D expenses also included acquisition amortization of $1.4 million and $4.4 million in the third quarter and the first nine months of 2014, compared to $1.4 million and $4.1 million in the same periods of 2013, respectively.

Administration
Administration expenses decreased year-over-year by $0.3 million, or 3.1%, in the third quarter of 2014 driven by the recovery of a bad debt that was originally recorded in 2013 and offset by additional expenses associated with the acquired AnyData and InMotion businesses. In the first nine months of 2014, administration expenses increased year-over-year by $1.7 million, or 6.4%, primarily due to a specific bad debt provision recorded in the second quarter of 2014, and additional expenses associated with the acquired M2M modules and modems business of AnyData Corporation ("AnyData") in October 2013 and In Motion in March 2014.

Administration expenses included stock-based compensation expense of $1.3 million and $1.1 million in the third quarter of 2014 and 2013, respectively. Administration expenses included stock-based compensation expense and related social taxes of $4.3 million and $3.2 million in the first nine months of 2014 and 2013, respectively.

Restructuring
Restructuring costs were nominal in the third quarter of both 2014 and 2013. Restructuring costs increased by $0.9 million year-over-year in the first nine months of 2014 primarily related to severance and benefit payments to employees impacted by the staff reductions related to the Company's decision to reduce the scope of 2G chipset development activities announced in the second quarter of 2014.

Acquisition and integration
Acquisition and integration costs increased year-over-year by $0.2 million in the third quarter of 2014 and by $1.2 million in the first nine months of 2014 and were associated with the acquisition and integration of In Motion.

Impairment
We recorded an impairment of $nil and $3.8 million in the third quarter and in the first nine months of 2014, respectively, related to the company's decision to reduce the scope of 2G chipset development activities in the second quarter of 2014. Management evaluated the recoverability of costs and determined that the future cash flows expected to be generated were lower than the carrying value of the assets associated with this project. No such impairment was recorded in the comparable periods of 2013.

Amortization
In the third quarter of 2014, amortization expense decreased year-over-year by $0.8 million, or 26.5%, and by $2.1 million, or 23.2%, in the first nine months of 2014. The decrease in both periods was primarily due to lower acquisition related amortization and amortization of other intangible assets. Amortization expense for the third quarter and the first nine months of 2014 included $1.2 million and $4.2 million of acquisition amortization, respectively, compared to $2.0 million and $6.1 million, respectively, in the same periods of 2013.

Foreign exchange gain (loss)
Foreign exchange loss was $8.0 million and $8.5 million for the third quarter and first nine months of 2014, compared to gains of $2.6 million and $1.9 million in the same periods of 2013, respectively. Foreign exchange loss in 2014 includes an unrealized loss on revaluation of an intercompany loan to a self-sustaining subsidiary of $4.8 million and $5.4 million for the third quarter and the first nine months of 2014, respectively, primarily driven by the decline in the value in the Euro relative to the U.S. dollar. In 2013, foreign exchange gain related to revaluation of the intercompany loan was $1.9 million and $3.6 million in the third quarter and the first nine months, respectively.

Foreign exchange rate changes also impacted our Euro denominated revenue and Canadian dollar and Euro denominated operating expenses. We estimate that changes in exchange rates between 2014 and 2013 positively impacted our gross margin in the third quarter and the first nine months of 2014 by approximately $0.1 million and $0.7 million, respectively and reduced our operating expenses by approximately $0.6 million and $1.2 million, respectively.

Income tax (recovery) expense
In the third quarter of 2014, income tax recovery of $1.8 million was comparable to the same period of 2013. In the first nine months of 2014 income tax recovery was $2.8 million compared to an income tax expense of $1.3 million in the same period of 2013. The recovery in 2014 was related to a combination of changes in deferred income tax assets and the release of a FASB Interpretation No. 48 provision relating to accounting for uncertainty in income taxes which had become statute barred.

Net earnings (loss) from continuing operations
In the third quarter and first nine months of 2014, net loss from continuing operations increased by $4.0 million and $1.5 million, respectively. The increase in both periods reflects an increase in foreign exchange loss partially offset by an increase in operating earnings and income tax recoveries.

Net loss from continuing operations in the third quarter and the first nine months of 2014 included stock-based compensation expense and related social taxes of $2.4 million and $8.0 million, respectively, and acquisition amortization of $2.6 million and $8.5 million, respectively. Net loss from continuing operations in the third quarter and the first nine months of 2013 included stock-based compensation expense of $2.1 million and $5.8 million, respectively, and acquisition amortization of $3.4 million and $10.2 million, respectively.

Net earnings (loss)
In the third quarter of 2014, net loss increased by $3.5 million year-over-year. The increase was mainly due to lower net earnings from continuing operations. In the first nine months of 2014, net loss increased by $71.1 million year-over-year. This increase primarily reflects the absence of the gain on sale of the AirCard business, which was sold to Netgear Inc. in April 2013, combined with the absence of earnings from discontinued operations which had a positive impact on earnings in 2013 and significant foreign exchange losses in 2014 compared to foreign exchange gains in 2013.

Weighted average number of shares
The weighted average diluted number of shares outstanding was 31.6 million and 31.4 million for the third quarter and the first nine months of 2014, respectively, compared to 31.2 million and 30.7 million for the third quarter and first nine months of 2013, respectively.
There were 31.7 million and 30.8 million shares outstanding at September 30, 2014 and 2013, respectively.

SEGMENTED INFORMATION

Revenue and gross margin by segment for the three and nine months ended September 30, 2014 and 2013 were as follows:

(in thousands of U.S. dollars, except where otherwise stated)
	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
OEM Solutions
Revenue	$124,329	$95,850	$347,070	$280,158
Cost of goods sold	87,453	66,395	245,997	194,531
Gross margin	$36,876	$29,455	$101,073	$85,627
Gross margin %	29.7%	30.7%	29.1%	30.6%

Enterprise Solutions
Revenue	$18,941	$16,412	$52,375	$43,094
Cost of goods sold	8,762	8,521	24,475	21,523
Gross margin	$10,179	$7,891	$27,900	$21,571
Gross margin %	53.7%	48.1%	53.3%	50.1%

OEM Solutions
In the third quarter of 2014, OEM Solutions revenue increased by $28.5 million, or 29.7%, year-over-year and increased by $66.9 million, or 23.9%, in the first nine months of 2014 compared to the same period of 2013. This increase was primarily due to growth in 3G and 4G sales and solid contributions from Automotive, Transportation, Sales and Payment, Energy and Mobile Computing customers.

Gross margin for OEM Solutions was 29.7% and 29.1% in the third quarter and first nine months of 2014, respectively, compared to 30.7% and 30.6%, respectively, for the comparable periods of 2013. The decrease in gross margin was primarily driven by customer mix within the segment favoring high volume, lower margin customers, partially offset by product cost reductions.

Enterprise Solutions
In the third quarter of 2014, Enterprise Solutions revenue increased by $2.5 million, or 15.4%, year-over-year and increased by $9.3 million, or 21.5%, in the first nine months of 2014 compared to the same period of 2013. The increase in both periods was driven by the revenue contribution from the acquired In Motion business offset by lower demand for AirLink products.

Gross margin for Enterprise Solutions was 53.7% and 53.3% respectively, in the third quarter and the first nine months of 2014, compared to 48.1% and 50.1%, respectively, for the comparable periods of 2013. The increase in gross margin was primarily driven by a combination of favorable product mix, including the acquired In Motion products, and lower product warranty costs compared to the same periods of 2013.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following table highlights selected consolidated financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2013. The selected consolidated financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)
	2014			2013				2012
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$143,270	$135,012	$121,163	$118,608	$112,262	$109,589	$101,401	$109,405
Cost of goods sold	96,215	91,691	82,566	80,165	74,916	73,115	68,023	73,172
Gross margin	47,055	43,321	38,597	38,443	37,346	36,474	33,378	36,233
Gross margin %	32.8%	32.1%	31.9%	32.4%	33.3%	33.3%	32.9%	33.1%

Expenses
Sales and marketing	12,633	12,795	12,366	10,693	10,452	10,681	10,356	10,176
Research and development	19,887	20,021	20,017	19,074	17,806	17,869	18,363	16,294
Administration	9,006	9,680	9,333	8,841	9,297	8,903	8,123	7,743
Restructuring costs	71	987	—	14	14	26	117	42
Acquisition and integration costs	356	71	970	369	139	—	27	387
Impairment	—	3,756	—	—	—	—	—	—
Amortization	2,159	2,275	2,583	2,999	2,939	2,927	3,276	3,107
	44,112	49,585	45,269	41,990	40,647	40,406	40,262	37,749
Operating earnings (loss) from continuing operations	2,943	(6,264)	(6,672)	(3,547)	(3,301)	(3,932)	(6,884)	(1,516)
Foreign exchange gain (loss)	(8,039)	(891)	392	1,921	2,563	1,709	(2,370)	1,608
Other income (expense)	317	265	26	26	(26)	34	(132)	35
Earnings (loss) from continuing operations before income tax	(4,779)	(6,890)	(6,254)	(1,600)	(764)	(2,189)	(9,386)	127
Income tax expense (recovery)	(1,875)	1,353	(2,249)	345	(1,839)	4,553	(1,448)	(15,396)
Net earnings (loss) from continuing operations	(2,904)	(8,243)	(4,005)	(1,945)	1,075	(6,742)	(7,938)	15,523
Net earnings (loss) from discontinued operations	—	—	—	1,078	(505)	68,152	1,863	4,083
Net earnings (loss)	$(2,904)	$(8,243)	$(4,005)	$(867)	$570	$61,410	$(6,075)	$19,606
Earnings (loss) per share - in dollars
Basic	$(0.09)	$(0.26)	$(0.13)	$(0.03)	$0.02	$2.00	$(0.20)	$0.64
Diluted	$(0.09)	$(0.26)	$(0.13)	$(0.03)	$0.02	$2.00	$(0.20)	$0.64
Weighted average number of shares (in thousands)
Basic	31,582	31,466	31,235	30,804	30,688	30,768	30,695	30,591
Diluted	31,582	31,466	31,235	30,804	31,176	30,768	30,695	30,774

See section on "Overview" and "Consolidated Results of Operations", for details of our third quarter of 2014 results compared to our third quarter of 2013 results.
Our quarterly results may fluctuate from quarter to quarter, driven by variation in sales volume, product mix, the combination of variable and fixed operating expenses and other factors.

LIQUIDITY AND CAPITAL RESOURCES

Selected Consolidated Financial Information

(in thousands of U.S. dollars)	Three months ended September 30			Nine months ended September 30
	2014	2013	Change	2014	2013	Change
Cash flows provided (used) before changes in non-cash working capital:	$7,493	$7,255	$238	$18,655	$6,602	$12,053
Changes in non-cash working capital
Accounts receivable	(4,624)	15,877	(20,501)	(6,833)	28,862	(35,695)
Inventories	(552)	51	(603)	(1,711)	12,604	(14,315)
Prepaid expense and other	14,501	(2,767)	17,268	22,948	(11,870)	34,818
Accounts payable and accrued liabilities	11,533	(824)	12,357	3,471	(15,079)	18,550
Deferred revenue and credits	307	(512)	819	(75)	485	(560)
	21,165	11,825	9,340	17,800	15,002	2,798
Cash flows provided by (used in) :
Operating activities	28,658	19,080	9,578	36,455	21,604	14,851

Investing activities	(3,907)	372	(4,279)	(18,073)	103,390	(121,463)
Acquisition of In Motion	(1,397)	—	(1,397)	(23,853)	—	(23,853)
Net proceeds from sale of AirCard business	—	(17)	17	13,800	119,978	(106,178)
Capital expenditures and increase in intangible assets	(2,271)	(4,390)	2,119	(6,998)	(11,399)	4,401
Net change in short-term investments and other assets	(264)	4,779	(5,043)	(1,084)	(5,221)	4,137

Financing activities	1,346	(2,355)	3,701	(1,508)	(5,085)	3,577
Issue of common shares	1,392	1,186	206	4,764	4,947	(183)
Repurchase of common shares for cancellation	—	—	—	—	(5,772)	5,772
Purchase of treasury shares for RSU distribution	—	(3,433)	3,433	(5,955)	(3,433)	(2,522)

Operating Activities
In the third quarter of 2014, cash provided by operating activities increased by $9.6 million year-over-year primarily due to improved operating results and lower working capital requirements driven by the drawdown of inventory prepayments as a result of improved commercial terms from one of our contract manufacturers. In the first nine months of 2014, cash provided by operating activities increased by $14.9 million year-over-year primarily driven by higher earnings, improved payment terms and lower working capital requirements.

Investing Activities
In the third quarter of 2014, cash used in investing activities increased by $4.3 million year-over-year primarily driven by the use of cash to acquire In Motion and change in short-term investments. In the first nine months of 2014, cash used in investing activities was $18.1 million, primarily due to the acquisition of In Motion compared to cash inflow of $103.4 million in the first nine months of 2013, primarily due to the proceeds from the sale of the Company's AirCard business to Netgear Inc. in April 2013.

Cash used for the purchase of capital equipment was primarily for production and tooling equipment, research and development equipment, computer equipment and software, while cash used for intangible assets was driven primarily by patent registration costs and software licensing costs.
Financing Activities
In the third quarter of 2014, cash provided by financing activities increased by $3.7 million year-over-year, primarily due to the absence of purchases of shares to satisfy obligations under our restricted share unit plan compared to the third quarter of 2013. In the first nine months of 2014, cash used in financing activities decreased by $3.6 million year-over-year, primarily due to higher purchases of shares to satisfy obligations under our restricted share unit plan, partially offset by the absence of share repurchases under the Company's share repurchase program, which expired in February 2014.
Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, capital expenditures, intellectual property (“IP”) licenses and other obligations discussed below. Cash is also used to finance acquisitions of businesses in line with our long-term growth strategy. We continue to believe our cash and cash equivalents balance of $196.1 million at September 30, 2014 and cash generated from continuing operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans. Our capital expenditures during the fourth quarter of 2014 are expected to be primarily for research and development equipment, tooling, leasehold improvements, software licenses and patents. However, we cannot be certain that our actual cash requirements will not be greater than we currently expect.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of September 30, 2014.

Payments due by period (In thousands of dollars)	2014	2015	2016	2017	2018	Thereafter
Operating lease obligations	$1,525	$5,473	$4,976	$4,545	$3,486	$6,774
Capital lease obligations	95	276	148	69	29	—
Purchase obligations (1)	93,347	—	—	—	—	—
Other long-term liabilities (2)	—	23,383	—	—	—	1,764
Total	$94,967	$29,132	$5,124	$4,614	$3,515	$8,538
(1) Purchase obligations represent obligations with certain contract manufacturers to buy a minimum amount of designated products between October 2014 and December 2014.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Other long-term liabilities include the long-term portions of accrued royalties.

Capital Resources
The following table presents our capital resources as of the dates indicated.

(In thousands of dollars)	2014			2013
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Cash and cash equivalents	$196,086	$168,418	$151,339	$177,416	$183,220	$166,573	$55,923
Short-term investments	—	—	—	2,470	5,221	10,000	—
	196,086	168,418	151,339	179,886	188,441	176,573	55,923
Unused credit facilities	10,000	10,000	10,000	10,000	10,000	10,000	50,000
Total	$206,086	$178,418	$161,339	$189,886	$198,441	$186,573	$105,923

Credit Facilities
We have a $10 million revolving term credit facility ("Revolving Facility") expiring on October 31, 2015. The Revolving Facility with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce is for working capital requirements, is secured by a pledge against all of our assets and is subject to borrowing base limitations. As at September 30, 2014, there were no borrowings under the Revolving Facility.

Letters of Credit
We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit for project related performance guarantees and is guaranteed by Export Development Canada. As of September 30, 2014, there were no letters of credit issued against the revolving standby letter of credit facility.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP gross margin, non-GAAP earnings (loss) from operations, Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), non-GAAP net earnings (loss) and non-GAAP diluted earnings (loss) per share, respectively.  We disclose non-GAAP amounts as we believe that these measures provide useful information on actual operating results and assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.  Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, amortization related to acquisitions, acquisition and disposition costs, restructuring costs, integration costs, impairment, foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments.

Adjusted EBITDA as defined equates earnings (loss) from operations plus stock-based compensation expense and related social taxes, acquisition costs, restructuring costs, integration costs, impairment and amortization. Adjusted EBITDA can also be calculated as non-GAAP earnings (loss) from operations plus amortization excluding acquisition related amortization.

The following table provides a reconciliation of the non-GAAP financial measures to our U.S. GAAP results:

(in thousands of U.S. dollars, except where otherwise stated)
	2014			2013
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$47,055	$43,321	$38,597	$145,641	$38,443	$37,346	$36,474	$33,378
Stock-based compensation and related social taxes	134	130	160	406	119	117	95	75
Gross margin - Non-GAAP	$47,189	$43,451	$38,757	$146,047	$38,562	$37,463	$36,569	$33,453

Earnings (loss) from operations - GAAP	$2,943	$(6,264)	$(6,672)	$(17,664)	$(3,547)	$(3,301)	$(3,932)	$(6,884)
Stock-based compensation and related social taxes	2,402	2,326	3,304	7,990	2,177	2,145	2,013	1,655
Acquisition and integration	356	71	970	535	369	139	—	27
Restructuring	71	987	—	171	14	14	26	117
Impairment	—	3,756	—	280	—	—	—	280
Acquisition related amortization	2,609	2,784	3,118	13,741	3,580	3,405	3,363	3,393
Earnings (loss) from operations - Non-GAAP	$8,381	$3,660	$720	$5,053	$2,593	$2,402	$1,470	$(1,412)
Amortization (excluding acquisition related amortization)	3,400	3,153	3,365	13,649	3,566	3,468	3,403	3,212
Adjusted EBITDA	$11,781	$6,813	$4,085	$18,702	$6,159	$5,870	$4,873	$1,800

Net earnings (loss) from continuing operations - GAAP	$(2,904)	$(8,243)	$(4,005)	$(15,550)	$(1,945)	$1,075	$(6,742)	$(7,938)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition, integration, and acquisition related amortization, net of tax	5,414	9,916	7,389	22,620	6,112	5,760	5,393	5,355
Unrealized foreign exchange loss (gain)	7,953	916	(382)	(3,912)	(1,970)	(2,457)	(1,359)	1,874
Income tax adjustments	(2,781)	1	(2,519)	3,784	925	(895)	3,754	—
Net earnings (loss) from continuing operations - Non-GAAP	$7,682	$2,590	$483	$6,942	$3,122	$3,483	$1,046	$(709)

Net earnings (loss) from discontinued operations - GAAP	$—	$—	$—	$70,588	$1,078	$(505)	$68,152	$1,863
Stock-based compensation and disposition costs	—	—	—	4,014	3	1,402	876	1,733
Gain on sale of AirCard business	—	—	—	(70,182)	(1,056)	(49)	(69,077)	—
Net earnings (loss) from discontinued operations - Non-GAAP	$—	$—	$—	$4,420	$25	$848	$(49)	$3,596

Net earnings (loss) - GAAP	$(2,904)	$(8,243)	$(4,005)	$55,038	$(867)	$570	$61,410	$(6,075)
Net earnings (loss) - Non-GAAP	7,682	2,590	483	11,362	3,147	4,331	997	2,887

Diluted net earnings (loss) from continuing operations per share
GAAP - (in dollars)	$(0.09)	$(0.26)	$(0.13)	$(0.50)	$(0.06)	$0.03	$(0.22)	$(0.26)
Non-GAAP - (in dollars)	$0.24	$0.08	$0.02	$0.23	$0.10	$0.11	$0.03	$(0.02)

Diluted net earnings (loss) per share
GAAP - (in dollars)	$(0.09)	$(0.26)	$(0.13)	$1.79	$(0.03)	$0.02	$2.00	$(0.20)
Non-GAAP - (in dollars)	$0.24	$0.08	$0.02	$0.37	$0.10	$0.14	$0.03	$0.09

OFF-BALANCE SHEET ARRANGEMENTS
We did not have any off-balance sheet arrangements during the three and nine months ended September 30, 2014 and 2013.

TRANSACTIONS BETWEEN RELATED PARTIES
We did not undertake any transactions with related parties during the three and nine months ended September 30, 2014 and 2013.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, useful lives of assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates.

The discussion on the accounting policies and estimates that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found on pages 27 to 31 of our 2013 Annual Report, a copy of which is available on SEDAR at www.sedar.com. There were no significant changes in our critical accounting policies in the third quarter of 2014.

OUTSTANDING SHARE DATA
As of the date of this MD&A, the Company had 31,680,638 common shares issued and outstanding, 1,314,085 stock options exercisable into common shares and 568,424 restricted treasury share units outstanding.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD
In July 2013, the FASB issued ASU 2013-11, Income Taxes (ASC 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists.  The update is intended to eliminate the diversity in practice of the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  The update is effective for annual and interim financial statements for fiscal years beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We adopted this presentation standard on January 1, 2014.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2016. Early application is not permitted. We are in the process of evaluating the impact of this update.
In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The update provides guidance about management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Given our financial condition, we do not expect the update to have a significant impact on our disclosures.

INTERNAL CONTROL OVER FINANCIAL REPORTING
We did not make any significant changes in our internal control over financial reporting during the three and nine months ended September 30, 2014 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS
In November 2013, we filed a complaint against Nokia Corporation with the EU Commission for breach of Article 102 of the European Union Treaty. The complaint alleges that Nokia Corporation abuses a dominant position, discriminates, applies unfair royalties and wrongfully refuses to grant a license to Sierra Wireless in the context of Nokia's essential patents licensing program. We also believe that Nokia Corporation violates Section 5 of the FTC Act (United States) and have sent a notice to the Federal Trade Commission ("FTC") setting out these violations. The EU Commission and FTC are each currently reviewing the materials we have submitted to them and the parties' filings. On January 6, 2014, we received notice from the International Chamber of Commerce ("ICC") of arbitration proceedings launched by Nokia Corporation against Sierra Wireless, for alleged unpaid royalties of approximately $29 million. Both parties in the arbitration have filed their responses and the ICC has appointed an arbitrator. We believe Nokia's arbitration claims are without legal merit, and we will defend the claims vigorously. Nonetheless, an unfavorable outcome could have a material adverse effect on our operating results, liquidity or financial position.
In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The lawsuit is in the discovery stage. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. It is anticipated that M2M will not proceed with its infringement case against us, but will eventually appeal the claim construction order. M2M wishes to proceed against other defendants in related cases involving the same patents with regard to its infringement claims. These trials are anticipated to occur in late 2015. Any appeals from the claim construction order may follow the disposition of these trials. In August 2014,

M2M filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M, which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M. The complaint was served in October 2014 and it is currently being reviewed by the company.
In May 2010 and in February 2011, a patent holding company, Golden Bridge Technology Inc. (“GBT”), filed patent infringement lawsuits in the United States District Court for the District of Delaware asserting patent infringement of the same two patents by a number of parties, including us and certain of our customers. In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors. Both lawsuits have been stayed against all defendants except Apple Inc. ("Apple"), pending the outcome of the first case against Apple in Delaware. In April 2013, the Court of Delaware issued its claim construction order, as well as an order granting Apple's motion for summary judgment on non-infringement and denying Apple's motion for summary judgment on invalidity. These orders were affirmed by the United States Court of Appeals for the Federal Circuit. In May 2012, GBT filed a patent infringement lawsuit in the United States District Court for the Central District of California asserting patent infringement by us of a different patent from the other two lawsuits, but concerning essentially the same products. In September 2012, this lawsuit was dismissed in the Central District of California and re-filed in the District of Delaware. This Delaware lawsuit has been stayed against us pending the outcome of the case against Apple with respect to the same patent, which case was heard by a jury in June 2014 in the Central District of California who found non-infringement on the part of Apple. It is not known whether GBT will appeal this verdict.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:
In May 2013, a patent holding company, Adaptix, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas against one of our customers asserting patent infringement in relation to our customer’s products, which may include certain LTE products which utilize modules sold to them by us. In March 2014, the lawsuit was transferred to the United States District Court for the Northern District of California. The claim construction hearing is set for May 2015 and trial is set for August 2016.
In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. The lawsuits are in the early stages and, in March 2014, we filed motions of intervention in two of the cases, which motions have been granted. A claim construction hearing was held in September 2014.
In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to the wireless hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. In October 2013, the plaintiff objected to the Magistrate’s report and recommendation that the Court grant the defense motion to dismiss for lack of subject matter jurisdiction. In June 2014, the District Court Judge adopted the Magistrate's report and dismissed the case.
In June 2011, Barnes and Noble, Inc. filed a declaratory judgment action in the United States District Court for the Northern District of California against LSI Corporation (and later added Agere Systems, Inc.), (collectively, “LSI”), seeking a declaration that certain patents were not infringed by their products, including the 3G Nook e-reader which incorporates wireless modules sold to them by us. LSI counterclaimed for patent infringement. There were 9 patents-in-suit, two of which relate to the 3G products which incorporate our modules. The claim construction order was released in April 2014 and the lawsuit was dismissed without prejudice in June 2014. We believe this outcome will not have a material adverse effect on our operating results.
A patent holding company, Eon Corp. IP Holdings, LLC ("Eon"), filed a patent infringement lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California. The lawsuit involves assertions of patent infringement in relation to wireless modems sold to our customer by us prior to the transfer of the AirCard business to Netgear. A claim construction order was issued in July 2013, and the defendant's motion for summary judgment of non-infringement was granted by the Court in March 2014. Eon has appealed the order granting summary judgment to the United States Court of Appeals for the Federal Circuit. Eon filed a patent litigation lawsuit against another of our former AirCard customers in January 2012 in the United States District Court for the District of Puerto Rico involving the same patent-in-suit in the California lawsuit plus three additional patents. This lawsuit was transferred in part to the District of Delaware with respect to claims related to one of the four patents-in-suit, which claims related to interactive television. The Delaware case has since been closed. The claim construction order in the Puerto Rico case was issued in April 2014. The case was closed in September 2014 following the filing of a joint notice of stipulation of dismissal without prejudice. Eon may refile this complaint pending the result of its appeal in the California lawsuit.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.
We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

RISKS AND UNCERTAINTIES
Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face. Additional risks and uncertainties, not presently known to us, may become material in the future or those risks that we currently believe to be immaterial may become material in the future. If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The wireless communications industry is highly competitive and we have experienced and expect to continue to experience intense competition. More established and larger companies with strong brands and greater financial, technical and marketing resources, or companies with different business models sell products that compete with ours and we expect this competition to intensify. Business combinations or strategic alliances by our competitors could weaken our competitive position. We may also introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.

We sell our products to OEM's, enterprises, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue. Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEMs, enterprises, distributors, resellers and network operators. If certain of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially. In the three months ended September 30, 2014, no customer individually accounted for more than 10% of our aggregated revenue, from continuing and discontinued operations. In the three months ended September 30, 2013, no customer individually accounted for more than 10% of our aggregated revenue from continuing and discontinued operations.

In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

The growth of our Company through the successful acquisition and integration of complementary businesses is an important component of our business strategy. We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business. For example, on August 1, 2012, we acquired Sagemcom's M2M business, on October 16, 2013 we completed the acquisition of AnyData's M2M modules and modem business and on March 3, 2014 we completed the acquisition of In Motion Technology. Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including but not limited to the following:

•
Exposure to unknown liabilities or risks of the acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of an acquired company and deficiencies in internal controls over financial reporting of an acquired company;

•	Higher than anticipated acquisition and integration costs and expenses;

•	The difficulty and expense of integrating the operations and personnel of the acquired companies;

•	Possible use of cash to support the operations of an acquired business;

•	Possible increase in foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;

•	Disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management's time and attention from the ongoing business;

•	Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	The inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•	The potential loss of key employees and customers;

•	A possible decrease in our share price, if, as a result of the growth of the Company, we decide to raise additional capital through an offering of common shares, preference shares or debt; and

•	Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

As business circumstances dictate, the Company may also decide to divest assets, technologies or businesses. For example, on April 2, 2013 we completed the sale of our AirCard business to NetGear, Inc.. In a divestiture, the Company may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues. We may not be successful in overcoming these risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses which, if realized, could reduce shareholder value.

In addition, we may be unsuccessful at bringing to conclusion proposed transactions. Negotiations and closing activities of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing. Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.

We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products in a timely manner which meet the needs of our customers.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•	Our ability to attract and retain skilled technical employees;

•	The availability of critical components from third parties;

•	Our ability to successfully complete the development of products in a timely manner;

•	The ability of third parties to complete and deliver on outsourced product development engagements; and

•	Our ability to design and manufacture products at an acceptable cost and quality.

A failure by us, or our suppliers in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we may be unable to recover our research and development expenses.

We develop products to meet our customers' requirements. OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis. Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' future needs, we may not win their future business and our revenue and profitability may decrease.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues that may result in product liability claims and product recalls could lead to unanticipated costs or otherwise harm our business.

Our products are comprised of hardware and software that is technologically complex and we are reliant on third parties to provide important components for our products. Despite the sophisticated testing and certification processes for our products, it is possible that our products may contain undetected errors or defects, especially when introduced or when new versions are released. As a result, our products may be rejected by our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation.

We may be found to infringe on the intellectual property rights of others.

The industry has many participants that own, or claim to own, proprietary intellectual property. We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property. In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.

In the past we have received, and in the future we may continue to receive, assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights. We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties. Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified. This potential liability, if realized, could materially adversely affect our business operating results and financial condition.

Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation. In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services. These entities aggressively pursue patent litigation, resulting in increased litigation costs for us. We expect that this recent development will continue for the foreseeable future. Infringement on intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•	We may be found to be liable for potentially substantial damages, liabilities and litigation costs, including attorneys' fees;

•	We may be prohibited from further use of intellectual property as a result of an injunction and may be required to cease selling our products that are subject to the claim;

•
We may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•
We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•	Management attention and resources may be diverted;

•	Our relationships with customers may be adversely affected; and

•	We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in such a claim and our inability to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, our business, operating results and financial condition may be materially adversely affected and we may have to cease the sale of certain products and restructure our business.

We may be unable to attract or retain key personnel which may harm our ability to compete effectively.

Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. We do not have fixed-term employment agreements with our key personnel. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

Furthermore, loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, business and profitability.

Contractual disputes could have a material adverse effect on our business.

Our business is exposed to the risk of contractual disputes with counterparties and as a result we may be involved in complaints, claims and litigation. We cannot predict the outcome of any complaint, claim or litigation. If a dispute cannot be resolved favorably, it may delay or interrupt our operations and may have a material adverse effect on our operating results, liquidity or financial position.

Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter-to-quarter and could be significantly impacted by a number of factors, including but not limited to the following:

•	Price and product competition which may result in lower selling prices for some of our products or lost market share;

•	Price and demand pressure on our products from our customers as they experience pressure in their businesses;

•	Demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products and software;

•
Development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;

•	Transition periods associated with the migration to new technologies;

•	Potential commoditization and saturation in certain markets;

•	Our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•	Product mix of our sales. Our products have different gross margins - for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line;

•	Possible delays or shortages in component supplies;

•	Possible delays in the manufacture or shipment of current or new products;

•	Possible product quality or factory yield issues that may increase our cost of goods sold;

•	Concentration in our customer base;

•	Seasonality in demand;

•	Amount of inventory held by our channel partners;

•	Possible accounts receivable collection issues;

•	Exposure to additional credit risk, different regulatory requirements and laws, and operational challenges associated with international operations;

•	Possible fluctuations in certain foreign currencies relative to the U.S. dollar that may affect foreign denominated revenue, cost of goods sold, operating expenses and net income;

•	Achievement of milestones related to our professional services contracts; and

•	Operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter. Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. Broad market fluctuations or any failure of the Company's operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Continued difficult or uncertain global economic conditions could adversely affect our revenue and profitability.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies. Economic uncertainty may cause an increased level of commercial and consumer delinquencies, lack of consumer confidence resulting in delayed purchases or reduced volumes by our customers, increased market volatility and widespread reduction of business activity generally. To the extent that we experience further economic uncertainty, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected orders for our products or services, or suffer from business failure, resulting in a material adverse impact to our revenues, profitability, cash flow and bad debt expense.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve. As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties result in it being difficult for us to estimate future revenue and expenses.

We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacturing of our products to several contract manufacturers and depend on these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. Our reliance on third party manufacturers subjects us to a number of risks, including but not limited to the following:

•	Potential business interruption due to unexpected events such as natural disasters, labor unrest or geopolitical events;

•	The absence of guaranteed or adequate manufacturing capacity;

•
Potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage to our reputation;

•	Reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•	The inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•	Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers. In this situation, we consider our customers' good faith, non-binding forecasts of demand for our products. As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and to purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers' requirements. If we are unable to successfully manage our inventory levels and respond to our customers' purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component. From time to time, certain components used in our products have been, and may continue to be, in short supply worldwide. Such shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business. In addition, our single source suppliers may experience damage or interruption in their operations due to unforeseen events, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition. If there is a shortage of any such components and we cannot obtain an appropriate substitute from an alternate supplier of components, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

We depend on wireless network carriers to promote and offer acceptable M2M wireless data services.

Our products can only be used over wireless data networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and networks and appropriate pricing of M2M services.

We rely on certain internal processes, infrastructure and information technology systems to efficiently operate our business in a secure manner.

The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate our business. For example, cyber attacks or other breaches of information technology security could have an adverse impact on our business. Although we employ leading edge security measures that are being continuously updated to prevent and detect malicious threats to our information systems, the prevalence and sophistication of these types of threats are increasing and our security measures may not be sufficient to prevent the damage that such threats can inflict on our assets and information.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position. Our strategies to deter misappropriation could be inadequate due to the following risks:

•	Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•	Undetected misappropriation of our intellectual property;

•	The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•	Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and management resources could be diverted in order to defend our rights, which could disrupt our operations.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our operating results, liquidity or financial position. Although we have certain insurance policies in place to transfer risk, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

Government regulations could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not receive approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to receive regulatory approvals from countries in which we may desire to sell products in the future.

We may also incur additional expenses or experience difficulties selling our products associated with complying with the SEC rules and reporting requirements related to conflict minerals. In August 2012, the SEC adopted new disclosure requirements implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 for manufacturers of products containing certain minerals that may originate from the Democratic Republic of Congo and adjoining countries. As a result, since 2013 the Company has been required to conduct certain country of origin and due diligence procedures in order to meet the SEC reporting requirements. The impact of the regulations may limit the sourcing and availability, or may increase the costs, of some of the metals used in the manufacture of the Company's products. Also, since the Company's supply chain is complex, the Company may be unable to sufficiently verify the origins for all metals used in the Company's products through its supplier due diligence procedures.

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
(unaudited)

	September 30, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$196,086	$177,416
Short-term investments	—	2,470
Accounts receivable, net of allowance for doubtful accounts of $2,402 (December 31, 2013 - $2,279)	109,428	112,490
Inventories (note 6)	10,766	8,253
Deferred income taxes	3,713	2,391
Prepaids and other (note 7)	10,183	28,741
	330,176	331,761
Property and equipment	19,993	21,982
Intangible assets	41,456	43,631
Goodwill	105,961	102,718
Deferred income taxes	5,257	7,176
Other assets	4,480	4,732
	$507,323	$512,000

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 8)	$124,722	$124,846
Deferred revenue and credits	3,519	2,481
	128,241	127,327
Long-term obligations (note 9)	25,445	21,550
Deferred income taxes	572	127
	154,258	149,004
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding 31,673,081 shares (December 31, 2013 - 31,097,844 shares)	337,148	329,628
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost 342,645 shares (December 31, 2013 – 507,147 shares)	(6,236)	(5,137)
Additional paid-in capital	24,457	25,996
Retained earnings	4,215	19,367
Accumulated other comprehensive loss (note 10)	(6,519)	(6,858)
	353,065	362,996
	$507,323	$512,000
Commitments and contingencies (note 16)
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Revenue	$143,270	$112,262	$399,445	$323,252
Cost of goods sold	96,215	74,916	270,472	216,054
Gross margin	47,055	37,346	128,973	107,198

Expenses
Sales and marketing	12,633	10,452	37,794	31,489
Research and development	19,887	17,806	59,925	54,038
Administration	9,006	9,297	28,019	26,323
Restructuring (note 13)	71	14	1,058	157
Acquisition and integration (note 3)	356	139	1,397	166
Impairment (note 5)	—	—	3,756	—
Amortization	2,159	2,939	7,017	9,142
	44,112	40,647	138,966	121,315
Earnings (loss) from operations	2,943	(3,301)	(9,993)	(14,117)
Foreign exchange gain (loss)	(8,039)	2,563	(8,538)	1,902
Other income (expense)	317	(26)	608	(124)
Loss before income taxes	(4,779)	(764)	(17,923)	(12,339)
Income tax expense (recovery)	(1,875)	(1,839)	(2,771)	1,266
Net earnings (loss) from continuing operations	(2,904)	1,075	(15,152)	(13,605)
Net earnings (loss) from discontinued operations	—	(505)	—	69,510
Net earnings (loss)	$(2,904)	$570	$(15,152)	$55,905
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	383	693	339	425
Comprehensive earnings (loss)	$(2,521)	$1,263	$(14,813)	$56,330

Basic and diluted net earnings (loss) per share attributable to the Company’s common shareholders (in dollars) (note 15)
Continuing operations	$(0.09)	$0.03	$(0.48)	$(0.44)
Discontinued operations	0.00	(0.01)	0.00	2.26
	$(0.09)	$0.02	$(0.48)	$1.82
Weighted average number of shares outstanding (in thousands) (note 15)
Basic	31,582	30,688	31,429	30,717
Diluted	31,582	31,176	31,429	30,717
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars)
(unaudited)

	Common Stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2012	30,592,423	$322,770	716,313	$(5,172)	$23,203	$(35,283)	$(7,462)	$298,056

Common share cancellation (note 11)	(510,439)	(5,384)	—	—	—	(388)	—	(5,772)
Stock option exercises	965,228	11,853	—	—	(3,747)	—	—	8,106
Stock-based compensation	—	—	—	—	9,347	—	—	9,347
Purchase of treasury shares for RSU distribution	—	—	270,265	(3,433)	—	—	—	(3,433)
Distribution of vested RSUs	50,632	389	(479,431)	3,468	(4,265)	—	—	(408)
Tax benefit from equity awards	—	—	—	—	1,458	—	—	1,458
Net earnings	—	—	—	—	—	55,038	—	55,038
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	604	604
Balance as at December 31, 2013	31,097,844	$329,628	507,147	$(5,137)	$25,996	$19,367	$(6,858)	$362,996

Stock option exercises (note 12)	508,859	6,881	—	—	(2,117)	—	—	4,764
Stock-based compensation (note 12)	—	—	—	—	6,972	—	—	6,972
Purchase of treasury shares for RSU distribution	—	—	311,333	(5,955)	—	—	—	(5,955)
Distribution of vested RSUs	66,378	639	(475,835)	4,856	(6,394)	—	—	(899)
Net loss	—	—	—	—	—	(15,152)	—	(15,152)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	339	339
Balance as at September 30, 2014	31,673,081	$337,148	342,645	$(6,236)	$24,457	$4,215	$(6,519)	$353,065
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$(2,904)	$570	$(15,152)	$55,905
Items not requiring (providing) cash
Amortization	6,009	6,873	18,429	21,150
Stock-based compensation (note 12)	2,395	2,481	6,972	7,170
Gain on sale of AirCard business	—	17	—	(94,078)
Deferred income taxes	(2,373)	(770)	592	17,194
Loss (gain) on disposal of property and equipment	(15)	10	7	(10)
Impairment	—	—	3,756	1,012
Other	4,606	(1,912)	4,950	(1,399)
Taxes paid related to net settlement of equity awards	(225)	(14)	(899)	(342)
Changes in non-cash working capital
Accounts receivable	(4,624)	15,877	(6,833)	28,862
Inventories	(552)	51	(1,711)	12,604
Prepaid expenses and other	14,501	(2,767)	22,948	(11,870)
Accounts payable and accrued liabilities	11,533	(824)	3,471	(15,079)
Deferred revenue and credits	307	(512)	(75)	485
Cash flows provided by operating activities	28,658	19,080	36,455	21,604
Investing activities
Additions to property and equipment	(1,983)	(3,835)	(5,625)	(9,730)
Proceeds from sale of property and equipment	25	—	62	32
Increase in intangible assets	(288)	(555)	(1,373)	(1,669)
Net proceeds from sale of AirCard business (note 4)	—	(17)	13,800	119,978
Acquisition of In Motion Technology, net of cash acquired (note 3)	(1,397)	—	(23,853)	—
Net change in short-term investments	—	4,779	2,470	(5,221)
Increase in other assets	(264)	—	(3,554)	—
Cash flows provided by (used in) investing activities	(3,907)	372	(18,073)	103,390
Financing activities
Issuance of common shares	1,392	1,186	4,764	4,947
Repurchase of common shares for cancellation	—	—	—	(5,772)
Purchase of treasury shares for RSU distribution	—	(3,433)	(5,955)	(3,433)
Decrease in other long-term obligations	(46)	(108)	(317)	(827)
Cash flows provided by (used in) financing activities	1,346	(2,355)	(1,508)	(5,085)
Effect of foreign exchange rate changes on cash and cash equivalents	1,571	(450)	1,796	(335)
Cash and cash equivalents, increase in the period	27,668	16,647	18,670	119,574
Cash and cash equivalents, beginning of period	168,418	166,573	177,416	63,646
Cash and cash equivalents, end of period	$196,086	$183,220	$196,086	$183,220
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

1.	BASIS OF PRESENTATION
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2013 audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2013 audited consolidated financial statements and the notes thereto. The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

In these interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars). The term dollars and the symbol “$” refer to U.S. dollars.

2.	SIGNIFICANT ACCOUNTING POLICIES
Recently implemented accounting changes
In July 2013, the FASB issued ASU 2013-11, Income Taxes (ASC 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists.  The update is intended to eliminate the diversity in practice of the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  The update is effective for annual and interim financial statements for fiscal years beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We adopted this presentation standard on January 1, 2014.

Changes in future accounting standards
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC Topic 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2016. Early application is not permitted. We are in the process of evaluating the impact of this update.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The update provide guidance about management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Given our financial condition, we do not expect the update to have a significant impact on our disclosures.

3.	ACQUISITION OF IN MOTION TECHNOLOGY
On March 3, 2014, we completed the acquisition of all the shares of In Motion Technology Inc. ("In Motion") for total cash consideration of $26.1 million, of which $1.4 million was paid this quarter to former shareholders of In Motion upon receipt of the input tax credit refund from the government of Canada under the Scientific Research and Experimental Development program. In Motion is a leader in mobile enterprise networks that provides customers with fleets in mission critical environments with a secure, managed end-to-end communications system. In Motion's solutions are used by public safety, transit and utility fleets across the US and Canada.

In Motion's results of operations and fair value of assets acquired and liabilities assumed are included in our consolidated financial statements from the date of acquisition.

We accounted for the transaction using the acquisition method and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at March 3, 2014.  The excess of the purchase price over the final value assigned to the net assets acquired was recorded as goodwill.

The following table summarizes the amounts of the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Cash	2,255
Accounts receivable	5,189
Prepaid and other assets	329
Inventory	1,059
Property and equipment	84
Identifiable intangible assets	13,529
Goodwill	8,697
31,142
Liabilities assumed
Accounts payable and accrued liabilities	2,817
Deferred revenue	1,772
Deferred income tax	445
Fair value of net assets acquired	26,108

Goodwill of $8.7 million resulting from the acquisition consists largely of the expectation that the acquisition will extend our leadership position in the M2M market and offer us a significantly enhanced market position.  Goodwill was assigned to the Enterprise Solutions segment and is not deductible for tax purposes.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Backlog	7 months	358
Customer relationships	13 years	8,739
Existing technology	7 years	3,144
In-process research and development	5 years	1,288
		13,529

The amount of revenue attributable to In Motion included in our consolidated statements of operations from the acquisition date, through the period ended September 30, 2014 was $13.0 million. In the third quarter of 2014, as a result of the In Motion business being fully integrated into the operations of our Enterprise Solutions segment, it is not practical for us to provide the impact on net income attributable to In Motion from the acquisition date through the period ended September 30, 2014.

The following table presents the unaudited pro forma results for the three and nine months ended September 30, 2014 and 2013. The unaudited pro forma financial information combines the results of operations of Sierra Wireless, Inc. and In Motion as though the businesses had been combined as of the beginning of fiscal 2013. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2013. The unaudited pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Pro forma information
Revenue	$143,270	$116,807	$401,201	$333,921
Earnings (loss) from operations	3,032	(3,018)	(10,906)	(15,048)
Net earnings (loss)	(2,815)	840	(15,858)	55,087

Basic earnings (loss) per share (in dollars)	$(0.09)	$0.03	$(0.50)	$1.79
Diluted earnings (loss) per share (in dollars)	(0.09)	0.03	(0.50)	1.79

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

4.	DISPOSITION OF AIRCARD BUSINESS
On April 2, 2013, we completed the sale of substantially all of the assets and operations related to our Aircard business to Netgear, Inc. ("Netgear") for total proceeds of $136.6 million after final inventory adjustments plus assumed liabilities. After transaction costs of $2.8 million, we recorded an after tax gain on disposal of $70.2 million. On April 3, 2014, we received the full $13.8 million cash proceeds held in escrow for realized net cash proceeds of $127.8 million from the divestiture after giving consideration to related taxes and transaction costs.

5.	IMPAIRMENT
In June of 2014, the Company decided to reduce the scope of its 2G chipset development activities. This resulted in a $3,756 impairment of certain assets related to the project.

6.	INVENTORIES
The components of inventories were as follows:

	September 30, 2014	December 31, 2013
Electronic components	$1,530	$2,930
Finished goods	9,236	5,323
	$10,766	$8,253

7.	PREPAIDS AND OTHER
The components of prepaids and other were as follows:

	September 30, 2014	December 31, 2013
Inventory advances	$639	$21,382
Insurance and licenses	4,460	4,735
Other	5,084	2,624
	$10,183	$28,741

Inventory advances reflects the improvement in commercial terms with one of our contract manufacturers effective July 1, 2014.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities were as follows:

	September 30, 2014	December 31, 2013
Trade payables	$69,418	$60,568
Inventory commitment reserve	1,571	1,797
Accrued royalties	19,629	22,960
Accrued payroll and related liabilities	12,534	11,087
Taxes payable (including sales taxes)	6,035	11,861
Product warranties (note 16 (a)(ii))	5,762	5,861
Marketing development funds	467	302
Other	9,306	10,410
	$124,722	$124,846

9.	LONG-TERM OBLIGATIONS
The components of long-term obligations were as follows:

	September 30, 2014	December 31, 2013
Accrued royalties	$20,802	$17,605
Other	4,643	3,945
	$25,445	$21,550

10.	ACCUMULATED OTHER COMPREHENSIVE LOSS
The components of accumulated other comprehensive loss, net of taxes, were as follows:

	September 30, 2014	December 31, 2013
Release of foreign currency translation relating to acquisition of non-controlling interest	$178	$178
Translation adjustment related to change in functional currency	(728)	(728)
Foreign currency translation adjustments	(5,969)	(6,308)
	$(6,519)	$(6,858)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

11.	SHARE CAPITAL
On February 6, 2013, we received regulatory approval allowing us to purchase for cancellation up to 1,529,687 of our common shares under a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange and NASDAQ Global Market. The Bid commenced on February 14, 2013 and terminated on February 13, 2014. During the course of the Bid, we purchased and canceled 510,439 shares in 2013 and no purchases and cancellations were made in 2014.

12.	STOCK-BASED PAYMENTS
Stock-based compensation expense:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Cost of goods sold	$134	$117	$388	$287
Sales and marketing	466	552	1,376	1,314
Research and development	462	373	1,323	1,038
Administration	1,333	1,103	3,885	3,174
Continuing operations	2,395	2,145	6,972	5,813
Discontinued operations	—	336	—	1,357
	$2,395	$2,481	$6,972	$7,170

Stock option plan	576	588	1,696	1,994
Restricted stock plan	1,819	1,893	5,276	5,176
	$2,395	$2,481	$6,972	$7,170

As at September 30, 2014, the unrecognized compensation expense related to non-vested stock options and RSUs was $3,937 and $9,013 (2013 – $4,255 and $9,740), respectively, which is expected to be recognized over weighted average periods of 2.5 and 1.4 years (2013 – 3.1 and 2.1 years), respectively.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Stock option plan
The following table presents stock option activity for the period:

	Three months ended September 30,		Nine months ended September 30,
Number of Options	2014	2013	2014	2013
Outstanding, beginning of period	1,475,268	2,050,473	1,537,586	2,355,877
Granted	965	—	299,930	642,025
Exercised	(150,023)	(140,044)	(508,859)	(634,098)
Forfeited / expired	(4,654)	(27,913)	(7,101)	(481,288)
Outstanding, end of period	1,321,556	1,882,516	1,321,556	1,882,516
Exercisable, beginning of period	459,960	737,761	470,638	1,220,948
Exercisable, end of period	412,938	685,165	412,938	685,165

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors. The maximum number of shares available for issue under the Plan is the lesser of 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. Based on the number of shares outstanding as at September 30, 2014, stock options exercisable into 1,845,752 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option. The aggregate intrinsic value of stock options exercised in the three and nine months ended September 30, 2014 was $2,197 and $5,837, respectively (three and nine months ended September 30, 2013 - $692 and $2,497, respectively).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The fair value of share options was estimated on the date of grant using the Black-Scholes option‑pricing model with the following assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Risk-free interest rate	1.28%	—	1.25%	0.89%
Annual dividends per share	Nil	—	Nil	Nil
Expected stock price volatility	44%	—	46%	50%
Expected option life (in years)	4.0	—	4.0	4.0
Estimated forfeiture rate	3.5%	—	3.5%	3.5%
Average fair value of options granted (in dollars)	$7.17	—	$6.99	$4.43

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

Restricted share plans
The following table summarizes the RSU activity for the period:

	Three months ended September 30,		Nine months ended September 30,
Number of RSUs	2014	2013	2014	2013
Outstanding, beginning of period	1,220,701	1,519,105	1,442,115	1,224,995
Granted	809	—	342,033	843,592
Vested / settled	(23,292)	(6,363)	(585,830)	(533,576)
Forfeited	(4,720)	(21,368)	(4,820)	(43,637)
Outstanding, end of period	1,193,498	1,491,374	1,193,498	1,491,374

Outstanding – vested and not settled	65,361	29,602	65,361	29,602
Outstanding – unvested	1,128,137	1,461,772	1,128,137	1,461,772
Outstanding, end of period	1,193,498	1,491,374	1,193,498	1,491,374

We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”). The RSPs further our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”). There is no exercise price or monetary payment required from the employees upon the

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs. The form and timing of settlement is subject to local laws. With respect to the treasury based RSP, the maximum number of common shares which the Company may issue from treasury is 1,000,000 common shares. With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and NASDAQ, which are used to settle vested RSUs. The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the date of the grant. RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.

The aggregate intrinsic value of RSUs that vested and settled in the three and nine months ended September 30, 2014 was $556 and $11,394, respectively (three and nine months ended September 30, 2013 – $87 and $5,820, respectively).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. Grants to French employees are expensed over a two-year vesting period.

13.	RESTRUCTURING

The Company’s restructuring expense and related provisions were as follows:

	Three months ended September 30, 2014	Nine months ended September 30, 2014
Balance, beginning of period	$1,012	$88
Expensed in period	71	1,058
Disbursements	(552)	(612)
Foreign exchange	(59)	(62)
Balance, end of period	$472	$472

Classification:
Accounts payable and accrued liabilities	$472	$472

In June 2014, we made the decision to reduce the scope of our 2G chipset development activities. As a result, we recorded severance and other costs of $1,045. For the three and nine months ended September 30, 2014, we recorded $71 and $1,045, respectively, in severance and other costs related to this initiative. The liability is expected to be paid out by the first quarter of 2015.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

14.	FINANCIAL INSTRUMENTS
(a) Fair value presentation
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and current portions of long-term liabilities, approximate their fair value due to the immediate or short-term maturity of these financial instruments. Short-term investments are recorded at fair value and their carrying value as at September 30, 2014 was $nil (December 31, 2013 - $2,470). Our short-term investments are classified within Level 1 of the valuation hierarchy. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our long-term liabilities approximate their fair values.

(b) Credit Facilities
We have a $10 million revolving term credit facility ("Revolving Facility") expiring on October 31, 2015. The Revolving Facility with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce is for working capital requirements, is secured by a pledge against all of our assets and is subject to borrowing base limitations. As at September 30, 2014, there were no borrowings under the Revolving Facility.

(c) Letters of credit
We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit for project related performance guarantees and is guaranteed by Export Development Canada. As at September 30, 2014, there were no letters of credit issued against the revolving standby letter of credit facility.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

15.	EARNINGS (LOSS) PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Net earnings (loss) from continuing operations	$(2,904)	$1,075	$(15,152)	$(13,605)
Net earnings (loss) from discontinued operations	—	(505)	—	69,510
Net earnings (loss) attributable to shareholders	$(2,904)	$570	$(15,152)	$55,905

Weighted average shares used in computation of:
Basic	31,582	30,688	31,429	30,717
Assumed conversion	—	488	—	—
Diluted	31,582	31,176	31,429	30,717

Basic and diluted earnings (loss) per share attributable to shareholders (in dollars):
Continuing operations	(0.09)	0.03	(0.48)	(0.44)
Discontinued operations	—	(0.01)	—	2.26
	$(0.09)	$0.02	$(0.48)	$1.82

As we incurred a loss, all unexercised equity awards were anti-dilutive and are excluded from the diluted weighted average shares.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

16.	COMMITMENTS AND CONTINGENCIES
(a) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)
We accrue product warranty costs to provide for the repair or replacement of defective products when we sell the related products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties were as follows:

	Three months ended September 30, 2014	Nine months ended September 30, 2014
Balance, beginning of period	$5,271	$5,861
Provisions	1,689	3,756
Expenditures	(1,198)	(3,995)
Liabilities from acquisition of In Motion	—	140
Balance, end of period	$5,762	$5,762

(b) Other commitments

We have entered into purchase commitments totaling approximately $93,347, net of related electronic components inventory of $995 (December 31, 2013 – $77,708, net of electronic components inventory of $2,155), with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between October 2014 and December 2014. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business. We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter. To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss. The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation. While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigations, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonably estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In November 2013, we filed a complaint against Nokia Corporation with the EU Commission for breach of Article 102 of the European Union Treaty. The complaint alleges that Nokia Corporation abuses a dominant position, discriminates, applies unfair royalties and wrongfully refuses to grant a license to Sierra Wireless in the context of Nokia's essential patents licensing program. We also believe that Nokia Corporation violates section 5 of the FTC Act (United States) and have sent a notice to the Federal Trade Commission ("FTC") setting out these violations. The EU Commission and FTC are each currently reviewing the materials we have submitted to them and the parties' filings. On January 6, 2014, we received notice from the International Chamber of Commerce ("ICC") of arbitration proceedings launched by Nokia Corporation against Sierra Wireless, for alleged unpaid royalties of approximately $29 million. Both parties in the arbitration have filed their responses and the ICC has appointed an arbitrator. We believe Nokia's arbitration claims are without legal merit, and we will defend the claims vigorously. Nonetheless, an unfavorable outcome could have a material adverse effect on our operating results, liquidity or financial position.

In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The lawsuit is in the discovery stage. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. It is anticipated that M2M will not proceed with its infringement case against us, but will eventually appeal the claim construction order. M2M wishes to proceed against other defendants in related cases involving the same patents with regard to its infringement claims. These trials are anticipated to occur in late 2015. Any appeals from the claim construction order may follow the disposition of these trials. In August 2014, M2M filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M, which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M. The complaint was served in October 2014 and it is currently being reviewed by the company.

In May 2010 and in February 2011, a patent holding company, Golden Bridge Technology Inc. (“GBT”), filed patent infringement lawsuits in the United States District Court for the District of Delaware asserting patent infringement of the same two patents by a number of parties, including us and certain of our customers. In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors. Both lawsuits have been stayed against all defendants except Apple Inc. ("Apple"), pending the outcome of the first case against Apple in Delaware. In April 2013, the Court of Delaware issued its claim construction order, as well as an order granting Apple's motion for summary judgment on non-infringement and denying Apple's motion for summary judgment on invalidity. These orders were affirmed by the United

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

States Court of Appeals for the Federal Circuit. In May 2012, GBT filed a patent infringement lawsuit in the United States District Court for the Central District of California asserting patent infringement by us of a different patent from the other two lawsuits, but concerning essentially the same products. In September 2012, this lawsuit was dismissed in the Central District of California and re-filed in the District of Delaware. This Delaware lawsuit has been stayed against us pending the outcome of the case against Apple with respect to the same patent, which case was heard by a jury in June 2014 in the Central District of California who found non-infringement on the part of Apple. It is not known whether GBT will appeal this verdict.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

In May 2013, a patent holding company, Adaptix, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas against one of our customers asserting patent infringement in relation to our customer’s products, which may include certain LTE products which utilize modules sold to them by us. In March 2014, the lawsuit was transferred to the United States District Court for the Northern District of California. The claim construction hearing is set for May 2015 and trial is set for August 2016.

In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. The lawsuits are in the early stages and, in March 2014, we filed motions of intervention in two of the cases, which motions have been granted. A claim construction hearing was held in September 2014.

In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to the wireless hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. In October 2013, the plaintiff objected to the Magistrate’s report and recommendation that the Court grant the defense motion to dismiss for lack of subject matter jurisdiction. In June 2014, the District Court Judge adopted the Magistrate's report and dismissed the case.

In June 2011, Barnes and Noble, Inc. filed a declaratory judgment action in the United States District Court for the Northern District of California against LSI Corporation (and later added Agere Systems, Inc.), (collectively, “LSI”), seeking a declaration that certain patents were not infringed by their products, including the 3G Nook e-reader which incorporates wireless modules sold to them by us. LSI counterclaimed for patent infringement. There were 9 patents-in-suit, two of which relate to the 3G products which incorporate our modules. The claim construction order was released in April 2014 and the lawsuit was dismissed without prejudice in June 2014. We believe this outcome will not have a material adverse effect on our operating results.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

A patent holding company, Eon Corp. IP Holdings, LLC ("Eon"), filed a patent infringement lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California. The lawsuit involves assertions of patent infringement in relation to wireless modems sold to our customer by us prior to the transfer of the AirCard business to Netgear. A claim construction order was issued in July 2013, and the defendant's motion for summary judgment of non-infringement was granted by the Court in March 2014. Eon has appealed the order granting summary judgment to the United States Court of Appeals for the Federal Circuit. Eon filed a patent litigation lawsuit against another of our former AirCard customers in January 2012 in the United States District Court for the District of Puerto Rico involving the same patent-in-suit in the California lawsuit plus three additional patents. This lawsuit was transferred in part to the District of Delaware with respect to claims related to one of the four patents-in-suit, which claims related to interactive television. The Delaware case has since been closed. The claim construction order in the Puerto Rico case was issued in April 2014. The case was closed in September 2014 following the filing of a joint notice of stipulation of dismissal without prejudice. Eon may refile this complaint pending the result of its appeal in the California lawsuit.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

17.	COMPARATIVE FIGURES
Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

18.	SEGMENTED INFORMATION

	OEM Solutions	Enterprise Solutions	Total

Three months ended September 30, 2014
Revenue	$124,329	$18,941	$143,270
Cost of goods sold	87,453	8,762	96,215
Gross margin	$36,876	$10,179	$47,055
Gross margin %	29.7%	53.7%	32.8%
Expenses			44,112
Earnings from operations			$2,943

Three months ended September 30, 2013
Revenue	$95,850	$16,412	$112,262
Cost of goods sold	66,395	8,521	74,916
Gross margin	$29,455	$7,891	$37,346
Gross margin %	30.7%	48.1%	33.3%
Expenses			40,647
Loss from operations			$(3,301)

Nine months ended September 30, 2014
Revenue	$347,070	$52,375	$399,445
Cost of goods sold	245,997	24,475	270,472
Gross margin	$101,073	$27,900	$128,973
Gross margin %	29.1%	53.3%	32.3%
Expenses			138,966
Loss from operations			$(9,993)

Nine months ended September 30, 2013
Revenue	$280,158	$43,094	$323,252
Cost of goods sold	194,531	21,523	216,054
Gross margin	$85,627	$21,571	$107,198
Gross margin %	30.6%	50.1%	33.2%
Expenses			121,315
Loss from operations			$(14,117)

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. We did not have any customers during the three and nine months ended September 30, 2014 and 2013 that accounted for more than 10% of our revenue from continuing operations.